                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

                                                               FORM 4

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person
   Chardavoyne    William           J.         Activision, Inc. (ATVI)                           to Issuer (Check all applicable)
__________________________________________  _____________________________________________     ___ Director      ___ 10% Owner
                                                                                              _X_ Officer (give ___ Other (specify
  (Last)          (First)         (Middle)  3. IRS or Social Security   4. Statement for          title below)      below)
   c/o Activision, Inc.                        Number of Reporting         Month/Year             Executive Vice President and
   3100 Ocean Park Boulevard                   Person (Voluntary)          October 2001           Chief Financial Officer
__________________________________________                          ______________________________________________________________
                 (Street)
                                                                    5. If Amendment, Date of  7. Individual or Joint/Group Filing
   Santa Monica   California       90405                               Original (Month/Year)     (Check applicable line)
__________________________________________                                                    _X_ Form Filed by One Reporting Person
  (City)          (State)          (Zip)                                                      ___ Form Filed by More Than One
                                                                                                  Reporting Person

                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                     5. Amount of
                                          3. Trans-    4.  Securities Acquired (A)      Securities
                              2. Trans-      action        or Disposed of (D)           Beneficially  6. Ownership
                                 action      Code          (Instr. 3, 4 and 5)          Owned at         Form:         7. Nature of
                                 Date        (Instr.   ---------------------------      End of           Direct(D)        Indirect
                                (Month/        8)                  (A)                  Month               or            Beneficial
1.  Title of Security            Day/        -----      Amount      or     Price        (Instr.          Indirect(I)      Ownership
    (Instr.3)                    Year)        Code                 (D)                  3 and 4)         (Instr. 4)      (Instr. 4)
----------------------------- ---------      ------    --------    ---    --------   ------------     -------------    ------------

Common Stock, par value
     $.000001 per share          10/24/01      M        10,980      A      $25.00
Common Stock, par value
     $.000001 per share          10/24/01      S        10,980      D      $37.10
Common Stock, par value
     $.000001 per share          10/24/01      M         5,000      A      $20.875
Common Stock, par value
     $.000001 per share          10/24/01      S         5,000      D      $37.10
Common Stock, par value
     $.000001 per share          10/24/01      S           745      D      $37.10
Common Stock, par value
     $.000001 per share          10/26/01      M        10,000      A      $6.313
Common Stock, par value
     $.000001 per share          10/26/01      S        10,000      D      $39.50        -0-(1)

* If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                             (Print or Type Responses)                                      Page 1

                   Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/     -----   ----  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)     Code     V        (A)         (D)       able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------
Employee Stock Options                    $20.875      4/4/01       A      V     20,000                   10/1/01(2)    4/4/11
Employee Stock Options                    $25.00      10/1/01       A      V     10,980                   10/1/01      10/1/11
Employee Stock Options                    $25.00      10/24/01      M                        10,980       10/1/01      10/1/11
Employee Stock Options                    $20.875     10/24/01      M                         5,000       10/1/01(2)    4/4/11
Employee Stock Options                    $6.313      10/26/01      M                        10,000        8/1/01(3)    7/6/10

                                                                          9. Number of    10. Ownership
                                                                             Derivative       Form of
                                                                             Securities       Derivative
                        7. Title and Amount of Underlying                    Benefi-          Security:
                           Securities (Instr. 3 and 4)                       cially           Direct       11. Nature of
                        ---------------------------------  8. Price of       Owned            (D) or           Indirect
                                                Amount or     Derivative     at End           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       of Month         (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------
Employee Stock Options      Common Stock         20,000      $20.875
Employee Stock Options      Common Stock         10,980      $25.00
Employee Stock Options      Common Stock         10,980      $25.00
Employee Stock Options      Common Stock          5,000      $20.875
Employee Stock Options      Common Stock         10,000      $6.313         105,000              D

Explanation of Responses:

(1)  Included 745 shares acquired by the reporting person under the issuer's employee stock purchase plan on
     September 28, 2001, which shares were subsequently sold on 10/24/01.
(2)  The options vest as to 5,000 shares on each of 10/1/01, 4/1/02, 10/1/02 and 4/1/03, except that the third and fourth installments may vest on an accelerated basis if the issuer achieves certain earnings goals.
(3)  The options vest in four equal annual installments of 25,000 shares each beginning on August 1, 2001.

                                                                                /s/  William J. Chardavoyne        11/7/01
**Intentional misstatements or omissions of facts constitute                    -------------------------------   ----------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person      Date
  15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

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